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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

         COMPANIA DE ALUMBRADO ELECTRICO DE SAN SALVADOR, S.A. DE C.V.,
         EMPRESA ELECTRICA DEL ORIENTE, S.A. DE C.V., AND DISTRIBUIDORA
                        ELECTRICA DE USULUTAN, S. DE E.M.
         ...............................................................
                            (Name of foreign company)

                         HOUSTON INDUSTRIES INCORPORATED
 ..............................................................................
    (Name of filing company, if filed on behalf of a foreign utility company)

Item 1

        STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

        The names of the entities claiming foreign utility company status are:
Compania de Alumbrado Electrico de San Salvador, a sociedad anonima de capital variable ("CAESS"); Empresa Electrica del Oriente, a sociedad anonima de capital variable ("EEO"); and Distribuidora Electrica de Usulutan, a sociedad de economia mixta ("DEUSEM"). CAESS, EEO and DEUSEM are organized under the laws of the Republic of El Salvador. The business addresses of the entities are as follows: CAESS, Final 29 Avenida Norte, Calle el Bambu, Colonia San Antonio, Ayutuxtepeque, Edificio Corporativa CAESS, San Salvador, El Salvador; EEO, 4 Calle Oriente No. 405, San Miguel, El Salvador; and DEUSEM, Calle Dr. Federico Penado No. 6, Usulutan, El Salvador.

        Based on information furnished by or on behalf of CAESS, EEO, DEUSEM, Comision Ejecutiva Hidroelectrica, and Corporacion EDC, S.A.C.A. ("CEDC"), CAESS owns and operates an electrical distribution network in the central-northern region of El Salvador, including the majority of the capital city of San Salvador. CAESS's facilities include approximately 5,252 kilometers of lines ranging from 120 V to 46 kV, and 19 substations. The company's distribution area comprises approximately 4,284 square kilometers, and services approximately 375,938 customers. EEO owns and operates an electrical distribution network in eastern El Salvador. EEO's facilities include approximately 4,163 kilometers of lines ranging from 120 V to 46 kV,


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and 18 substations. The company's distribution area comprises approximately
6,237 square kilometers, and services approximately 123,838 customers. DEUSEM owns and operates an electrical distribution network in the east-central coastal region of El Salvador. DEUSEM's facilities include approximately 503 kilometers of lines, and 4 substations. The company's distribution area comprises approximately 1,129.03 square kilometers, and services approximately 35,000 customers.

        89 percent of the voting capital of EEO is held by El Salvador Energy Holdings, a company organized under the laws of the Cayman Islands ("ESEH").
75.000006 percent of the voting capital of CAESS is held by ESEH. Approximately 63 percent of the voting capital of DEUSEM is held by CAESS. Following the completion of the transaction to which this filing relates, 49 percent of the voting capital of ESEH will be held by HIE Salvador Holding Company Ltd., a company organized under the laws of the Cayman Islands ("HIES"), and 51 percent of the voting capital of ESEH will be held by EDC Energy Ventures - El Salvador, a company organized under the laws of the Cayman Islands ("EDCS"), and a wholly-owned subsidiary of CEDC. In August, 1998, HIES' ownership interest will be increased to 50 percent and EDCS' ownership interest will be decreased to 50 percent.

        Based on information furnished by CEDC, there is no other person known to hold five percent or more of the voting capital of CAESS, EEO or DEUSEM.

Item 2

        STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

        The names of the domestic associate public utility companies are Houston Lighting & Power Company, an operating division of Houston Industries Incorporated, a Texas corporation ("HI"), and NorAm Energy Corp., a Delaware corporation ("NorAm"). NorAm is a wholly owned subsidiary of HI. HI also owns all of the outstanding voting stock of Houston Industries Energy, Inc., a Delaware corporation ("HI Energy"). HI Energy owns all of the outstanding voting stock of HIES. As described in Item 1, HIES will ultimately own 50 percent of the outstanding voting stock of ESEH, giving HI Energy and its subsidiary an indirect interest in CAESS of 37.500003 percent, and in EEO of 44.5 percent, and in DEUSEM of approximately 31.5 percent. No portion of the purchase price for the interests in CAESS, EEO or DEUSEM will be paid by HI or NorAm.



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                                    EXHIBIT A


        State certificates required under Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended, have been received from the commissions of Texas, Arkansas, Louisiana, Mississippi, Minnesota and Oklahoma, and are attached hereto as Exhibit A.



                                    SIGNATURE


The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                            HOUSTON INDUSTRIES INCORPORATED



                            By:    /s/ Mary P. Ricciardello
                                -----------------------------------
                                   Mary P. Ricciardello
                                   Vice President and Comptroller
                                   (Principal Accounting Officer)


Date: June 30, 1998



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